Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED ANNOUNCES FILING OF

PROXY MATERIALS RELATING TO PLAN OF ARRANGEMENT

(November 9, 2017) Central Fund of Canada Limited ("Central Fund") (TSX: CEF.A (Cdn. $) and CEF.U (U.S. $) and NYSE American: CEF) announced today that it has commenced mailing to its shareholders a Notice of Meeting and Management Information Circular dated October 26, 2017 (the "Circular") for a special meeting of its holders of Class A non-voting shares and common shares to be held on November 30, 2017 at 1:00 p.m. (local time) in Calgary, Alberta. The special meeting is for the purpose of considering and voting on the previously announced plan of arrangement (the "Arrangement") with, among others, Sprott Inc. and The Central Group Alberta Ltd., under Section 193 of the Business Corporations Act (Alberta). Details of the Arrangement are set forth in the Circular and were described in the press release of Central Fund dated October 2, 2017. The special meeting is being held pursuant to an interim order of the Court of Queen's Bench of Alberta (the "Court") made on October 26. 2017.

In addition to the requisite approval of the Central Fund shareholders at the special meeting (as described in the Circular) and final approval of the Court, the Arrangement is subject to certain stock exchange and regulatory approvals and the satisfaction of other closing conditions customary in transactions of this nature.

Shareholders of Central Fund and other interested persons who require further information relating to the special meeting and the Arrangement are referred to the press release noted above, the Arrangement Agreement, the Notice of Meeting and the Circular, all of which are or will shortly be filed on SEDAR and EDGAR and available for viewing under Central Fund’s profile at www.sedar.com and at www.sec.gov, respectively.

About Central Fund

Central Fund of Canada Limited is a specialized investment holding company, established in 1961, which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At November 8, 2017, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion. The Class A shares may be purchased or sold with ease on either the NYSE American (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information or comment please contact:

Innisfree M&A Incorporated, (i) toll-free in the United States and Canada at (877) 750-5837; (ii) from outside the United States and Canada at +1-412-232-3651; or (iii) e-mail to info@innisfreema.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Central Fund to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release, and Central Fund disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Central Fund undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. Such risks and uncertainties include receiving requisite regulatory, securities commission, stock exchange, Court and Central Fund shareholder approvals for the Arrangement; anticipated benefits of the Arrangement; timing for the special meeting and for closing of the Arrangement; and for the Arrangement becoming effective.